Exhibit 4.3

DESCRIPTION OF SHARE CAPITAL

The following description of the share capital of Kiniksa Pharmaceuticals, Inc. ( “we,” “us” and “our”) is not complete and may not contain all the information you should consider before investing in our securities. This description is summarized from, and qualified in its entirety by reference to, our memorandum of association and amended and restated bye-laws, each of which has been publicly filed with the Securities and Exchange Commission.

Share Capital

As of December 31, 2019, our authorized share capital consisted of 200,000,000 shares, par value $0.000273235 per share.

Pursuant to our amended and restated bye‑laws, subject to the requirements of the Nasdaq Global Select Market and subject to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our designated but unissued shares. There are no limitations on the right of non‑Bermudians or non‑residents of Bermuda to hold or vote our shares.

Common Shares

We have four classes of shares: Class A, Class B, Class A1 and Class B1. Class A and Class B common shares are voting common shares, or together the voting common shares, and Class A1 and Class B1 are non‑voting common shares. Except as described below with respect to voting rights, conversion, and transferability, each common share has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects and as to all matters with, each other common share. In the event of our liquidation, dissolution or winding up, the holders of our common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preferred shares. None of our common shares have pre‑emptive, redemption or sinking fund rights.

Each holder of Class B common shares may convert any portion of its Class B common shares into Class A common shares or Class B1 common shares at any time with advance notice to us. In addition, each Class B common share automatically converts into one Class A common share upon transfer, except for transfers to or between affiliated holders. Our Class B common shares also have greater voting power than our Class A common shares, as described in “—Voting Rights.”

Each holder of Class A1 common shares may elect to convert any portion of its non-voting Class A1 common shares into voting Class A common shares at any time with advance notice to us, unless, immediately prior to or following such conversion, the holder and its affiliates beneficially own or would beneficially own more than 4.99% of the issued and outstanding Class A common shares or any other class of equity security (other than an exempted security) that is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. A holder of Class A1 common shares may increase, decrease or waive this limitation on ownership by providing us with 61‑days’ notice.

Each holder of Class B1 common shares may elect to convert any portion of its non-voting Class B1 common shares into voting Class A common shares or voting Class B common shares at any time with advance notice to us, unless, immediately prior to or following such conversion, the holder and its affiliates beneficially own or would beneficially own more than 4.99% of the issued and outstanding Class A common shares or any other class of equity security (other than an exempted security) that is registered pursuant to Section 12 of the Exchange Act. A holder of Class B1 common shares may increase, decrease or waive this limitation on ownership by providing us with 61‑days’ notice. In addition, each Class B1 common share automatically converts into one Class A common share upon transfer, except for transfers to or between affiliated holders.

Preferred Shares

Under Bermuda law and our amended and restated bye‑laws, our board of directors is authorized to issue preferred shares in one or more series without shareholder approval. Our board of directors has the discretion under our amended and restated bye‑laws to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred shares, without any further shareholder approval. The rights with respect to a series of preferred shares may be greater than the rights attached to our common shares. It is not possible to state the actual effect of the issuance of any preferred shares on the rights of holders of our common shares until our board of directors determines the specific rights attached to those preferred shares. The effect of issuing preferred shares could include, among other things, one or more of the following:

•	restricting dividends in respect of our common shares;
•	diluting the voting power of our common shares or providing that holders of preferred shares have the right to vote on matters as a class;
•	impairing the liquidation rights of our common shares; or
•	delaying or preventing a change of control of us.

Voting Rights

Unless a different majority is required by Bermuda law or by our amended and restated bye‑laws, resolutions to be approved by holders of voting common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present. Holders of our voting common shares vote together as a single class on all matters presented to the shareholders for their vote or approval, including the election of directors. Any individual who is a shareholder and who is present and entitled to vote at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our amended and restated bye‑laws also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in the form specified in our amended and restated bye‑laws or such other form as the board of directors may determine.

Each Class A common share is entitled to one vote per share and each Class B common share is entitled to ten votes per share. Each Class A1 common share and Class B1 common share is non‑voting. Our amended and restated bye‑laws generally provide that holders of our voting common shares are entitled to vote, on a non‑cumulative basis, at all annual general and special general meetings of shareholders with respect to matters on which voting common shares are eligible to vote.

Dividend Rights

Under Bermuda law and our amended and restated bye‑laws, we may not declare or pay dividends if there are reasonable grounds for believing that: (i)  after the payment, we would be unable to pay our liabilities as they become due; or (ii) that the realizable value of our assets would thereby be less than our liabilities. Under our amended and restated bye‑laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preferred shares. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

Our amended and restated bye‑laws provide that our board of directors may forfeit any dividend or other monies payable in respect of any shares that remain unclaimed for six years from the date when such monies became due for payment. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (i) with the consent in writing of the holders of 75% of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing one‑third of the issued shares of the relevant class is present. Our amended and restated bye‑laws specify that the creation or issue of shares ranking equally with existing shares or the purchase or redemption by us of our shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preferred shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preferred shares, to vary the rights attached to any other series of preferred shares.

Transfer of Shares

Our board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share that it is not fully paid. The board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as the board of directors shall reasonably require. Subject to these restrictions and the automatic conversion upon the transfer of Class B and B1 common shares to non-affiliated holders described above, a holder of common shares may transfer the title to all or any of such holder’s common shares by completing a form of transfer in the form set out in our amended and restated bye‑laws (or as near thereto as circumstances admit) or in such other common form as the board of directors may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully-paid share the board of directors may accept the instrument signed only by the transferor.

Meetings of Shareholders

Under the Bermuda Companies Act 1981, as amended, or the Companies Act, a company is required to convene at least one general meeting of shareholders each calendar year, which is referred to as the annual general meeting. However, the members may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any member may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called.

The Companies Act provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid‑up capital of the company carrying the right to vote at general meetings. The Companies Act also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our amended and restated bye‑laws provide that our President or Chairman or any two directors or any director and secretary may convene an annual general meeting or a special general meeting. Under our amended and restated bye‑laws, at least 20 days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present throughout the meeting and representing in person or by proxy a majority of the voting power of the issued and outstanding voting shares.

Access to Books and Records and Dissemination of Information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye‑laws of a company, minutes of general meetings and a company’s audited financial statements, which must be presented to the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election and Removal of Directors

Our amended and restated bye‑laws provide that our board of directors shall consist of not less than five members and not more than such number of directors as the board of directors determine. Our board of directors is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three‑year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. At each succeeding annual general meeting, successors to the class of directors whose term expires at the annual general meeting will be elected for a three‑year term.

A shareholder holding any percentage of the common shares in issue may propose for election as a director someone who is not an existing director or is not proposed by our board of directors. Where a director is to be elected at an annual general meeting, notice of any such proposal for election must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not less than 30 days before or after such anniversary the notice must be given not later than ten days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made. Where a director is to be elected at a special general meeting, provided, that our board of directors has determined that shareholders may nominate persons for election at such special general meeting, that notice must be given not later than seven days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made.

A director may be removed, only with cause, by the shareholders, provided notice of the shareholders meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and a summary of the facts justifying the removal and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Amendment of Memorandum of Association and Bye‑laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. Amendments to most provisions of our amended and restated bye‑laws require an affirmative vote of a majority of our board of directors and a majority of the issued and outstanding shares carrying the right to vote at general meetings at the relevant time. In addition, amendments to certain sections of our amended and restated bye‑laws containing anti‑takeover provisions require an affirmative vote of at least 66% of the directors then in office and at least 66% of the voting power of the issued and outstanding shares carrying the right to vote at general meetings at the relevant time. These provisions make it more difficult for any person to remove or amend any provisions in our amended and restated bye‑laws that may have an anti‑takeover effect.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Certain Corporate Anti‑Takeover Provisions

Certain provisions in our amended and restated bye‑laws may be deemed to have an anti‑takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for our Class A common shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Preferred Shares

Pursuant to our amended and restated bye‑laws, preferred shares may be issued from time to time, and the board of directors is authorized to determine the rights, preferences, powers, qualifications, limitations and restrictions.

Multi-Class Common Share Structure

Since our Class B common shares have 10 times the voting power of our Class A common shares, holders of our Class B common shares may be able to significantly influence the outcome of matters requiring shareholder approval. In addition, our non-voting Class A1 common shares are convertible into our voting Class B or Class A common shares and our Class B1 common shares are convertible into our voting Class A common shares. Conversion of these non-voting common shares could result in the holders of our Class A1 and Class B1 common shares being able to significantly influence the outcome of matters requiring shareholder approval. Our Class B, Class B1 and Class A1 common shares are primarily held by our executive officers and other members of our senior management and by shareholders affiliated with members of our board of directors.

Classified Board

In accordance with the terms of our amended and restated bye‑laws, our board of directors is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three‑year terms. Our amended and restated bye‑laws further provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one‑third of the directors. Our classified board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

Removal of Directors

In accordance with the terms of our amended and restated bye‑laws, our directors may be removed only for cause by the affirmative vote of a majority of the votes entitled to be cast by our shareholders entitled to vote at an annual general election of directors. Any vacancy on our board, including a vacancy resulting from an enlargement of our board or from removal for cause not filled by the shareholders at the time, may be filled only by vote of a majority of our directors then in office.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our amended and restated bye‑laws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the last annual general meeting. Our amended and restated bye‑laws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Choice of Jurisdiction

Our amended and restated by‑laws provide that, unless we consent in writing to the selection of an alternative jurisdiction, any dispute that arises concerning the Companies Act or out of or in connection with our bye‑laws, including any question regarding the existence and scope of any bye‑law and/or whether there has been a breach of the Companies Act or the bye‑laws by any of our officers or directors (whether or not such a claim is brought in the name of a shareholder or in the name of our company) shall be subject to the jurisdiction of the Supreme Court of Bermuda.

Amendment of Certain Bye‑laws

Amendments to certain sections of our amended and restated bye‑laws containing anti‑takeover provisions will require an affirmative vote of at least 66% of the directors and at least 66% of the voting power of the issued and outstanding shares.

Business Combinations with Interested Shareholders

Although the Companies Act does not contain specific provisions regarding “business combinations” between companies organized under the laws of Bermuda and “interested shareholders,” we have included these provisions in our amended and restated bye‑laws. Specifically, our amended and restated bye‑laws contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, in addition to any other approval that may be required by applicable law:

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prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

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upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting power of our issued and outstanding voting shares at the time the transaction commenced; or

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after the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special general meeting of shareholders by the affirmative vote of at least 66 2/3% of the voting power of our issued and outstanding voting shares that are not owned by the interested shareholder.

For purposes of these provisions, a “business combination” includes recapitalizations, mergers, amalgamations, consolidations, exchanges, asset sales, leases, certain issues or transfers of shares or other securities and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is any person or entity that beneficially owns 15% or more of our issued and outstanding voting shares and any person or entity affiliated with or controlling or controlled by that person or entity.